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Filed Pursuant to Rule 424(b)(3)
Registration No. 333-170802

NORTHSTAR HEALTHCARE INCOME, INC.

SUPPLEMENT NO. 8 DATED APRIL 8, 2013
TO THE PROSPECTUS DATED AUGUST 7, 2012

        This document supplements, and should be read in conjunction with, our prospectus dated August 7, 2012, Supplement No. 1 dated September 20, 2012, Supplement No. 2 dated November 13, 2012, Supplement No. 3 dated January 31, 2013, Supplement No. 4 dated February 4, 2013, Supplement No. 5 dated February 11, 2013, Supplement No. 6 dated February 21, 2013 and Supplement No. 7 dated March 15, 2013. The purpose of this Supplement No. 8 is to disclose:

  •
  an update to the status of our initial public offering;

  •
  the purchase of a participation interest; and

  •
  the declaration of distributions.

Status of Our Initial Public Offering

        We commenced our initial public offering of $1,100,000,000 in shares of common stock on August 7, 2012, of which $1,000,000,000 in shares can be issued pursuant to our primary offering and $100,000,000 in shares can be issued pursuant to our distribution reinvestment plan, or DRP. We refer to our primary offering and our DRP collectively as our offering.

        As of April 5, 2013, we received and accepted subscriptions in our offering for an aggregate of 0.23 million shares, or $2.1 million, including 0.22 million shares or $2.0 million sold to an affiliate of NorthStar Realty Finance Corp., or our sponsor. As of April 5, 2013, 110.3 million shares remained available for sale under our offering. Our primary offering will terminate on or before August 7, 2014, unless extended by our board of directors.

Purchase of a Participation Interest

        On April 5, 2013, or the closing date, we, through a subsidiary, purchased a $2.0 million pari passu participation interest, or the participation, in an $11.25 million senior loan, or the senior loan. We will purchase additional amounts of the senior loan, from time to time, as additional capital is raised, increasing the size of the participation until we own the entire senior loan.

        The senior loan was originated on February 15, 2013 by an affiliate of our sponsor. The participation was purchased at our sponsor's cost basis and was approved by our independent directors consistent with our conflict of interest policy. In connection with the purchase, we and our sponsor entered into a participation agreement, which among other things, contains customary provisions to provide us with certain approval and consent rights for the senior loan.

        The senior loan is secured by a 112-unit mixed independent living, assisted living and memory care facility located in Madera, California, or the property. The property is situated in the middle of a 40-acre upscale single family home and multi-use area and is also located three-miles from the Madera Community Hospital. The property is managed by an experienced operator who manages 47 properties, 33 of which are in California.

        The senior loan bears interest at a floating rate of 7.0% over the one-month London Interbank Offered Rate, or the LIBOR Rate, but at no point shall the LIBOR Rate be less than 1.0%, resulting in a minimum interest rate of 8.0% per annum. We will earn a fee equal to 1.0% of the outstanding principal amount at the time of repayment.

        The initial term of the senior loan is 36 months, with two one-year extension options available to the borrower, subject to the satisfaction of certain performance tests and the borrower paying a fee equal to 0.50% of the amount being extended for each extension option. The senior loan may be prepaid after the first 21 months, provided the borrower pays the remaining interest due on the amount prepaid through month 24. Thereafter, the senior loan may be prepaid in whole or in part without penalty.

        The property's loan-to-value ratio, or the LTV Ratio, is approximately 70%. The LTV Ratio is the amount loaned to the borrower net of reserves funded and controlled by us and our affiliates, if any, over the current appraised value of the property as of January 2013.

Declaration of Distributions

        On April 5, 2013, our board of directors approved cash distributions of $0.001849315 per day per share of common stock for the period commencing on the closing date through June 30, 2013, which if paid each day over a 365-day period is equivalent to a 6.75% annualized distribution rate based on a purchase price of $10.00 per share of common stock. Distributions will be paid monthly to stockholders of record during the relevant period. Stockholders may choose to receive their distributions in cash or apply them to the purchase of additional shares through our DRP.

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  Filed Pursuant to Rule 424(b)(3) Registration No. 333-170802
NORTHSTAR HEALTHCARE INCOME, INC. SUPPLEMENT NO. 8 DATED APRIL 8, 2013 TO THE PROSPECTUS DATED AUGUST 7, 2012
Status of Our Initial Public Offering
Purchase of a Participation Interest
Declaration of Distributions